                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               Amendment No. 1 to
                                   SCHEDULE TO
                                  (Rule 13e-4)


            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934


                            Concur Technologies, Inc.
    (Name of Subject Company (issuer) and Names of Filing Persons (offeror))


          Options to purchase common stock, par value $0.001 per share, under certain equity incentive plans of Concur Technologies, Inc.
                         (Title of Class of Securities)


                                    206708109
         (CUSIP Number of Class of Securities (underlying common stock, par value $0.001 per share))


                                 S. Steven Singh
                      President and Chief Executive Officer
                            Concur Technologies, Inc.
                              6222 185th Avenue NE
                            Redmond, Washington 98052
                                 (425) 702-8808
      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                              Horace L. Nash, Esq.
                             Nicholas Khadder, Esq.
                              Matthew Wilson, Esq.
                               FENWICK & WEST, LLP
                              Two Palo Alto Square
                           Palo Alto, California 94306

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
           Transaction valuation*              Amount of filing fee**
--------------------------------------------------------------------------------
                $5,393,186.75                       $1,078.64
--------------------------------------------------------------------------------

* Calculated solely for the purpose of determining the amount of filing fee. This amount assumes that options to purchase 5,275,164 shares of common stock of Concur Technologies, Inc. having an aggregate value of $5,393,186.75 as of November 27, 2001 will be canceled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of 1% of the transaction valuation.
**   Previously paid.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:   Not applicable.         Form or Registration No.:   Not applicable.
     Filing Party:             Not applicable.         Date Filed:                 Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
          [_]  third-party tender offer subject to Rule 14d-1.
          [X]  issuer tender offer subject to Rule 13e-4.
          [_]  going-private transaction subject to Rule 13e-3.
          [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Concur Technologies, Inc. (the "Company") with the Securities and Exchange Commission on December 3, 2001 (the "Schedule TO") relating to an offer by the Company to its employees to exchange all outstanding options to purchase shares of the Company's common stock, par value $0.001 per share, having an exercise price greater than or equal to $1.30 per share granted under the Company's 1994 Stock Option Plan, the Company's 1998 Equity Incentive Plan (as amended, the "1998 Plan"), and the Company's 1999 Stock Incentive Plan (the "1999 Plan" and, collectively with the Company's 1994 Stock Option Plan and the 1998 Plan, the "Plans") for new stock options (the "New Options"). Employees that elect to exchange outstanding options having an exercise price greater than or equal to $1.30 per share must also exchange all stock options granted on or after July 3, 2001, even if those options have an exercise price less than $1.30 per share (the options submitted for exchange, the "Canceled Options"). The New Options will be granted by the Company under the 1998 Plan and/or 1999 Plan, as determined by the Company at its discretion, and upon the terms and conditions described in the Offer to Exchange and the accompanying Letter of Transmittal (Election to Participate). The Company hereby amends and supplements the Schedule TO to refile as Exhibit(a)(1) hereto, a revised Offer to Exchange, which was distributed to employees on December 14, 2001.

ITEM 12. EXHIBITS.

 Exhibit
 Number                              Description
---------                           -----------
(a)   (1)   Revised Offer to Exchange, dated December 14, 2001 (including
            Summary Term Sheet).

      (2)*  Form of Letter of Transmittal (Election to Participate).

      (3)*  Form of Confirmation to Offerees Electing to Participate in the
            Offer to Exchange.

      (4)*  Form of Notice of Withdrawal

      (5)*  Form of Cover Letter to Eligible Option Holders.

      (6) Those portions of the Company's annual report on Form 10-K for its fiscal year ended September 30, 2000 filed with the Securities and Exchange Commission on December 29, 2000 (incorporated herein by reference).

      (7) The Company's quarterly report on Form 10-Q for its fiscal quarter ended June 30, 2001, filed with the Securities and Exchange
            Commission on August 14, 2001 (incorporated herein by reference).

(b)         Not applicable.

(d)   (1)   The Company's 1994 Stock Option Plan, as amended (incorporated herein by reference to Exhibit 4.09 filed with the Company's registration statement on Form S-1 (commission File No. 333-62299).

      (2) The Company's 1998 Equity Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.01 filed with the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2001).

      (3) The Company's 1999 Stock Incentive Plan, as amended (incorporated herein by reference to Exhibit 4.09 filed with the Company's registration statement on Form S-8 (commission File No.
            333-31190)).

(g)         Not applicable.

(h)         Not applicable.

-------------
 *   Previously filed.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     (a) Not applicable.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


Date: December 14, 2001                CONCUR TECHNOLOGIES, INC.

                                       By: /s/  S. Steven Singh
                                          --------------------------------------
                                           S. Steven Singh
                                           President and Chief Executive Officer

                                INDEX TO EXHIBITS

 Exhibit
 Number                                   Description
---------                                 -----------
(a)   (1)   Revised Offer to Exchange, dated December 14, 2001 (including
            Summary Term Sheet).

      (2)*  Form of Letter of Transmittal (Election to Participate).

      (3)*  Form of Confirmation to Offerees Electing to Participate in the
            Offer to Exchange.

      (4)*  Form of Notice of Withdrawal

      (5)*  Form of Cover Letter to Eligible Option Holders.

      (6) Those portions of the Company's annual report on Form 10-K for its fiscal year ended September 30, 2000 filed with the Securities and Exchange Commission on December 29, 2000 (incorporated herein by reference).

      (7) The Company's quarterly report on Form 10-Q for its fiscal quarter ended June 30, 2001, filed with the Securities and Exchange
            Commission on August 14, 2001 (incorporated herein by reference).

(b)         Not applicable.

(d)   (1)   The Company's 1994 Stock Option Plan, as amended (incorporated herein by reference to Exhibit 4.09 filed with the Company's registration statement on Form S-1 (commission File No. 333-62299).

      (2) The Company's 1998 Equity Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.01 filed with the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2001).

      (3) The Company's 1999 Stock Incentive Plan, as amended (incorporated herein by reference to Exhibit 4.09 filed with the Company's registration statement on Form S-8 (commission File No.
            333-31190)).

(g)         Not applicable.

(h)         Not applicable.

--------------
*    Previously filed.